SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of June, 2008

Commission File Number 1-33208

SOLARFUN POWER HOLDINGS CO., LTD

666 Linyang Road Qidong, Jiangsu Province 226200 People's Republic of China
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F |X| Form 40-F |_|

      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes |_| No |X|

 (Indicate by check mark if the registrant is submitting the Form 6-K iin paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes |_| No |X|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

Solarfun Power Holdings Co., Ltd. (the "Registrant") is furnishing under the cover of Form 6-K:

99.1 Press release, dated June 30, 2008, regarding Solarfun Announces New Business Developments

Exhibit 99.1

Solarfun Announces New Business Developments

Signs Long-Term Supply Agreement with GCL Technology

Purchase Remaining 48% Stake in Jiangsu Yangguang Solar

SHANGHAI, China--(BUSINESS WIRE)--Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company”) (NASDAQ:SOLF), an established vertically integrated manufacturer of silicon ingots and photovoltaic (PV) cells and modules in China, today announced several major business developments. Jiangsu Linyang Solarfun Co., Ltd, a 100% subsidiary of Solarfun (“Linyang Solarfun”), has entered into a long-term polysilicon supply agreement with Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., a subsidiary of GCL Silicon Technology Holdings Ltd. (“GCL Silicon Technology”'). Solarfun has also entered into an agreement to purchase the remaining 48% stake in Jiangsu Yangguang Solar that it did not own.

Long-term Supply Agreement with GCL Silicon Technology

Under an agreement dated June 22, 2008, GCL Silicon Technology will supply Solarfun with virgin polysilicon sufficient to produce approximately 1.2 gigawatts (“GW”) of solar modules in aggregate over eight years. Deliveries begin immediately. This agreement provides further security for the Company’s ability to meet its polysilicon needs and reach its target of 160 to 180 MW of module shipments in 2008.

Harold Hoskens, Chief Executive Officer of Solarfun, commented, “This agreement is an important addition to Solarfun’s existing supply arrangements for silicon-related materials. The agreement helps improve visibility of our long-term polysilicon supply and strengthens our ability to execute our vertical integration strategy. The new supply will help reduce our costs, improve our quality, and allow us to gain greater control over our future delivery schedule and better leverage our recent wire saw investment.”

Hunter Jiang, CEO of GCL Silicon Technology noted, “We are very happy to sign this contract with Solarfun. We already have a good relationship with them and we look forward to building on this in the coming years. We plan to continue to expand our production capacity in order to meet the growing demands of our customers.”

Solarfun Purchases Remaining 48% Stake in Jiangsu Yangguang Solar

On June 23, 2008, Linyang Solarfun also entered into an agreement to acquire the remaining 48% equity interest in Jiangsu Yangguang Solar Technology Co. Ltd. (“Yangguang Solar”) from Nantong Linyang Electric Power Investment Co., Ltd. (“Linyang Electric”) (as to 18%), Jiangsu Qitian Group Co., Ltd. (as to 20%), and Jiangsu Guangyi Technology Co., Ltd. (as to 10%) for an aggregate consideration of approximately RMB355 million (US$51.5 million1), to be paid in installments. As Linyang Electric is 70% owned by Solarfun’s founder, Chairman and significant shareholder, Mr. Yonghua Lu, this transaction was also separately approved by the Company’s audit committee, which is composed entirely of independent directors. Linyang Solarfun had previously acquired a 52% equity interest in Yangguang Solar Linyang Electric in August 2007. The latest agreement will allow Linyang Solarfun to acquire the remaining stake and take full control of the company. Formal completion of the transaction is subject to customary due diligence and closing procedures.

Yangguang Solar is engaged in silicon ingot production. It is expected to rapidly expand production capacity to 200MW by year-end 2008 and 300MW by year-end 2009.

“This agreement is a significant development for Solarfun,” said Mr. Hoskens. “It is key to further advancing the execution of our vertical integration strategy. It will better enable Solarfun to align silicon specifications and quality along the value chain to bring the best value products to our customers. In the time that we have been involved with Yangguang Solar, we have been impressed with both its ability to ramp up capacity and its ingot quality. Bringing together the capabilities of the teams from both Yangguang Solar and Solarfun will allow us to better serve our customers.”

About Solarfun

Solarfun Power Holdings Co, Ltd. manufactures silicon ingots and PV cells and modules and supplies solar system integration services in China. The Company produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products through customers located in many countries. The Company was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G

http://www.solarfun.com.cn

About GCL Silicon Technology

GCL Silicon Technology Holdings Limited, through its subsidiary Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., sells polysilicon and wafers to the solar industry. The company operates a polysilicon production facility in Xuzhou, Jiangsu Province in China.

Safe Harbor Statement

This announcement contains forward-looking statements, such as the estimates relating to the Company’s future polysilicon supply requirements and ability to satisfy them. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Solarfun does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

1Foreign Currency Conversion- The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader at a rate of RMB6.90 to US$1.00.

CONTACT:
Solarfun Power Holdings Co., Ltd.
Paul Combs, 86 21-6393-8206
V.P. Strategic Planning
Mobile: 86 138 1612 2768
IR@solarfun.com.cn
or
Christensen
Peter Homstad, 480 614 3026
phomstad@ChristensenIR.com
or
Roger Hu, 852 2117 0861
rhu@ChristensenIR.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOLARFUN POWER HOLDINGS CO., LTD

Date:	June 30, 2008	By:	/s/ Mr. Yonghua Lu
			Name:	Mr. Yonghua Lu
			Title:	Chairman and CEO